Compound Project, LLC DOS/A

Exhibit 2.1

CERTIFICATE OF FORMATION

OF

Compound Projects, LLC

FIRST:	The name of the limited liability company is Compound Projects, LLC.

SECOND:	The address of its registered office in the State of Delaware is 1013Centre Road, Suite 403-B in the City of Wilmington, Delaware 19805, in the County of New Castle. The name of its registered agent at such address is V corp Services, LLC.

THIRD:	Members may be admitted in accordance with the terms of the Operating Agreement of the limited liability company.

FOURTH:

Pursuant to Section 18-215(b) of the Delaware Limited Liability Company Act, the debts, liabilities, obligations and expenses incurred by, contracted for or otherwise existing with respect to a particular series of the limited liability company, whether such series is now authorized and existing pursuant to the limited liability company agreement of the limited liability company (such agreement, as the same may be amended, modified, restated or supplemented from time to time, the "Operating Agreement") or is hereafter authorized and existing pursuant to the Operating Agreement, shall be enforceable against the assets associated with that particular series only, and not against the assets associated with any other series of the limited liability company (or against the assets of the limited liability company generally), and, subject to the terms of the Operating Agreement, none of the debts, liabilities, obligation and expenses incurred by, contracted for or otherwise existing with respect to the limited liability company generally or any other series thereof shall be enforceable against the assets of that particular series."

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation on September 23, 2019.

/s/ Laura Bohan
Laura Bohan, Authorized Person